Exhibit 99.1

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	:	CHAPTER 11
:
CDC CORPORATION,	:	CASE NO. 11-79079 -PWB
:
Debtor	:

DEBTOR’S MOTION UNDER CONFIRMED JOINT PLAN OF REORGANIZATION

TO ESTABLISH RESERVE AMOUNT FOR DISPUTED CLAIM OF RAJAN VAZ

COMES NOW CDC Corporation, debtor and debtor-in-possession in the above-captioned chapter 11 case (the “Debtor” or “CDC”), and files the “Debtor’s Motion Under Confirmed Joint Plan of Reorganization to Establish Reserve Amount for Disputed Claim of Rajan Vaz” (the “Motion”). In support of this Motion, Debtor shows the Court as follows:

JURISDICTION

1. This Court has jurisdiction to consider this Motion under 28 U.S.C. §§ 157 and 1334. This matter is a core proceeding pursuant to 28 U.S.C. §157(b). Venue is proper in this Court pursuant to 28 U.S.C. §§ 1408 and 1409.

BACKGROUND

2. This case was commenced on October 4, 2011, by voluntary petition filed by CDC Corporation. During the course of the administration of the Chapter 11 Case, the Debtor sold its majority equity interest in CDC Software Corporation. The proceeds of that sale are proposed for use in the further liquidation of Debtor’s assets, payment of all creditors in full, and payment of distributions to equity holders of the Debtor.

3. On July 3, 2012, the Debtor and the Official Committee of Equity Security Holders of CDC Corporation (the “Equity Committee”) filed the “First Amended Joint Plan of Reorganization for CDC Corporation” (the “Plan”; Docket No. 475).1

4. On August 29, 2012, the Debtor and the Equity Committee filed the “Second Amended Joint Plan of Reorganization for CDC Corporation” (the “Amended Plan”; Docket No. 542) to make certain modifications to the Plan and to address certain matters raised in objections to confirmation.

5. By Order entered September 6, 2012 (the “Confirmation Order”; Docket No. 551), the Court confirmed the Plan, as modified by the Amended Plan. Pursuant to section 1127 of the Bankruptcy Code, the Plan, as modified by the Amended Plan, becomes the “Plan” in the Chapter 11 Case and is referred to herein as same.

6. In accordance with the provisions of the Plan, a Liquidation Trust is to be formed and substantially all of Debtor’s assets will be transferred to the trust. At its formation, equity interests in the Debtor will be exchanged into beneficial interests in the Liquidation Trust. Before any of the Debtor’s assets are transferred to the trust and any subsequent distribution can be made to the owners of beneficial interests in the Liquidation Trust (i.e., equity security holders), certain reserves must be established.

7. Section 8.2 of the Plan requires the maintenance of distribution reserves for disputed claims in the filed amount of those claims, plus interest, unless a different reserve amount is ordered by the Court or agreed to by the parties. Pursuant to Paragraph MM of the Confirmation Order, no distribution can be made to holders of Equity Interests or holders of Beneficial Interests in the Liquidation Trust unless and until appropriate reserves are established in accordance with Section 8.2 of the Plan.

[1]	Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Plan.

THE DISPUTED CLAIM OF RAJAN VAZ

8. On April 12, 2012, Rajan Vaz (“Vaz”) filed Claim No. 27 in the Chapter 11 Case in the total amount of $29,421,631.00 (the “Vaz Claim”).

9. Pursuant to a Stipulation and Agreement executed by Vaz, a true and correct copy of which is attached hereto as Exhibit “A” (the “Stipulation and Agreement”), Vaz agreed “that his Claim will be limited to the amount of Ten Million and no/100 Dollars (US$10,000,000.00) and that, in no event will his Claim (including any interest or charges under Section 506(c) of the Bankruptcy Code) be allowed in any amount greater than $10,000,000.00, provided, however, that Vaz may assert the full amount of his Claim in setoff or defense of any action for recovery that CDC or its representatives in the Bankruptcy case may file against Vaz.... The parties agree that the sum of $10,000,000.00 will be the amount to be used in connection with the Disputed Claim Reserve (as that term is defined in Section 8.2 of CDC’s First Amended Plan of Reorganization) for the disputed Claim of Vaz.” See Exhibit “A”; 1.

10. On August 22, 2012, Vaz filed a limited objection (Docket No. 523) to confirmation of the Plan in which Vaz asserted that the reserve for the disputed Vaz Claim should be established in the amount of $13,600,000.00 (136% of the disputed Vaz Claim of $10,000,000.00). A copy of the Stipulation and Agreement was attached as an exhibit to the objection.

11. Debtor shows that the clear intent of the Stipulation and Agreement executed by Vaz was for the Reserve Amount for the Vaz Claim to be set at $10,000,000.00 without interest or charges and that the maximum cap on any distribution to be made on account of the Vaz Claim would be $10,000,000.00.

RELIEF REQUESTED

12. By this Motion, the Debtor requests that the Court enter an Order establishing and setting $10,000,000.00 as the Reserve Amount under the Plan for the disputed Vaz Claims.

BASIS FOR RELIEF REQUESTED

13. Debtor submits that the relief requested in this Motion is an appropriate and necessary exercise of this Court’s authority under the circumstances. The Court’s equitable powers, codified in Section 105 of the Bankruptcy Code, permit it to “issue any order, process, or judgment that is necessary or appropriate to carry out the provisions of this title.” 11 U.S.C. § 105. Similarly, Section 1142 of the Bankruptcy Code provides that the Court may direct that a party perform any act that is necessary for the consummation of the Plan. In the absence of an Order establishing the Reserve Amount for the disputed Vaz Claim, consummation of the Plan will be needlessly delayed.

WHEREFORE, Debtor respectfully requests that the Court:

(A) Grant the Motion in all respects; and

(B) Grant to Debtor such other and further relief as is just and proper.

Dated: September 25, 2012.

Atlanta, Georgia

LAMBERTH, CIFELLI, STOKES, ELLIS & NASON, P.A.
Attorneys for the Debtor

By:	/s/ William D. Matthews
James C. Cifelli
Georgia Bar No. 125750
jcifelli@lcsenlaw.com
Gregory D. Ellis
Georgia Bar No. 245310
GEllis@lcsenlaw.com

3343 Peachtree Road NE, Suite 550 Atlanta, GA 30326 (404) 262-7373 (404) 262-9911 (facsimile)	William D. Matthews Georgia Bar No. 470865 WDM@lcsenlaw.com

Exhibit “A” follows

STIPULATION AND AGREEMENT

THIS STIPULATION AND AGREEMENT (the “Agreement”) is made and entered into as of the 17th day of July, 2012, by and among CDC Corporation, as debtor and debtor-in-possession (“CDC”), and Rajan Vaz (“Vaz”). CDC and Vaz are referred to herein collectively as the “Parties” and individually as a “Party.”

RECITALS

On October 4, 2011, CDC filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code, 11 U.S.C §§ 101-1532 (as amended, the “Bankruptcy Code”), Case No. 11-79079-PWB (the “Bankruptcy Case”) pending in the United States Bankruptcy Court for the Northern District of Georgia, Atlanta Division (the “Bankruptcy Court”).

On April 12, 2012, Vaz filed Claim No. 27 in the Bankruptcy Case in the total amount of $29,421,631.00 (the “Claim”).

On May 2, 2012, the Bankruptcy Court entered an order (Docket No. 358) authorizing sales of certain non-Debtor assets of the Debtor’s indirect subsidiaries in the Global Services group of companies and other actions relating to the liquidation of the Global Services group companies pursuant to a certain notice procedure, to the extent authority was required, subject to objection.

In accordance with the order, the Debtor filed several notices regarding the sale of such assets. Specifically, the Debtor filed notices on May 4, 2012, regarding the sale of assets of OST International Corporation (Docket No. 375), Vis.Align, Inc. (Docket No. 376), and DB Professionals, Inc. (Docket No. 377), which are entities in which Debtor has an indirect interest.

Vaz filed objections to such notices, and a hearing was held on May 15, 2012, with respect to the sales and the objection thereto. Vaz’s objection was overruled by the Bankruptcy Court and the sales were approved and an order was entered (Docket No. 413). The sale of Vis.Align, Inc., closed on or about May 16, 2012. On May 29, 2012, Mr. Vaz appealed the order (Docket No. 429).

In light of the pending appeal, the original contracting purchasers (the “Original Contracting Purchasers”) for OST International Corporation and DB Professionals, Inc., declined to promptly close the proposed sales, and in the meantime, Vaz made an unsolicited competing offer to purchase OST International Corporation and DB Professionals, Inc. – as well as Software Galleria, Inc.

In light of the risks, cost, and delay associated with the disputes between the Parties arising out of (1) the Claim; (2) the Bankruptcy Case; (3) the pending appeal of the order authorizing the sales to the Original Contracting Purchasers; and (4) the contention that the offer from Vaz is a higher and better offer for OST International Corporation and DB Professionals, Inc. than that made by the Original Contracting Purchasers, the Parties have reached an agreement for Vaz to place a cap or limit on his Claim and to withdraw his pending appeal if the Debtor consummates the sales to Vaz of OST International Corporation, DB Professionals, Inc., and Software Galleria, Inc., all in accordance with the terms and conditions set forth in this Agreement.

NOW THEREFORE for and in consideration of TEN AND NO/100 DOLLARS ($10.00) in hand paid each to the other, the mutual covenants contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

1. Limitation on Amount of Claim. Upon consummation of the sales to Vaz (or an entity selected by Vaz) of OST International Corporation, DB Professionals, Inc., and Software Galleria, Inc., OR, in the event that Sellers are ready, willing and able to timely close those sales, but one or more of the sales fails to close due to no fault of the Sellers, Vaz agrees that his Claim will be limited to the amount of Ten Million and no/100 Dollars (US$10,000,000.00) and that, in no event will his Claim (including any interest or charges under Section 506(c) of the Bankruptcy Code) be allowed in any amount greater than $10,000,000.00, provided, however, that Vaz may assert the full amount of his Claim in setoff or defense of any action for recovery that CDC or its representatives in the Bankruptcy case may file against Vaz. All defenses and objections to the Claim are preserved by the Debtor and by the Official Committee of Equity Security Holders appointed in the Bankruptcy Case, and Debtor in no way acknowledges that the Claim of Vaz is valid in any amount, that the Claim is secured, or that the Claim is entitled to any priority under the Bankruptcy Code. The parties agree that the sum of $10,000,000.00 will be the amount to be used in connection with the Disputed Claim Reserve (as that term is defined in Section 8.2 of CDC’s First Amended Plan of Reorganization) for the disputed Claim of Vaz.

2. Withdrawal of Appeal. Upon the consummation of the sales to Vaz (or an entity selected by Vaz) of OST International Corporation, DB Professionals, Inc., and Software Galleria, Inc., OR, in the event that Sellers are ready, willing and able to timely close those sales, but one or more of the sales fails to close due to no fault of the Sellers, Vaz agrees that he will promptly file a withdrawal of his Notice of Appeal (Docket No. 429) and shall take no steps to further prosecute his appeal of the Order authorizing the sales to the Original Contracting Purchasers.

3. Certain Representations and Warranties. Each of the Parties represents and warrants to the others, as an inducement for the others to enter into this Agreement, that:

(a) Such Party has read and understands all of the terms and conditions set forth in this Agreement;

(b) Such Party has had the benefit of legal counsel of its own choosing in deciding to execute this Agreement;

(c) Such Party, without promise of benefit other than as set forth herein, is voluntarily entering into this settlement;

(d) There is good and valid consideration to support such Party’s entering into this Agreement and to bind such Party by the terms and conditions of this Agreement; and

(e) Such Party was not coerced, threatened or otherwise forced to sign this Agreement, and its signature appearing below is voluntary and genuine and was duly and validly authorized and given.

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4. Parties to Bear Own Costs. Except as otherwise stated in this Agreement, each Party to this Agreement shall bear its own costs (including attorneys’ fees) incurred in connection with the negotiation, preparation and execution of this Agreement and any other agreements, instruments, or documents executed in accordance with the terms of this Agreement.

5. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same agreement, and the signature pages from any counterpart may be appended to any other counterpart to assemble fully-executed counterparts. Counterparts of this Agreement also may be exchanged via electronic facsimile machines or computer, and any such electronic transmission of any Party’s signature shall be deemed to be an original signature for all purposes.

6. Entire Agreement. Except for certain asset purchase agreements relating to the proposed sales to Vaz (or an entity selected by Vaz) of OST International Corporation, DB Professionals, Inc., and Software Galleria, Inc., this Agreement sets forth all of the promises, covenants, agreements, conditions and understandings between the Parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, inducements or conditions, express or implied, each Party specifically warrants that this Agreement is executed without reliance upon any statement or representation by the other Party, except as expressly stated in this Agreement.

7. Amendment. The terms of this Agreement shall not be altered, amended, modified or otherwise changed in any respect except by a writing duly executed by all the Parties.

8. Severability. Wherever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law. If any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

9. Binding Agreement. This Agreement shall be binding upon, and inure to the benefit of, the Parties, and their respective agents, legal representatives, successors, transferees and assigns, including, without limiting the foregoing, any subsequent committee, Chapter 7 Trustee, Chapter 11 Trustee, or plan administrator.

10. Construction. Should any provision of this Agreement require interpretation, the Parties agree that the judicial body or arbitration forum interpreting or construing such provision shall not apply any assumption that the terms of this Agreement shall be more strictly construed against any Party because of the rule of construction that an instrument is to be construed more strictly against the drafting Party, each Party hereby acknowledging and agreeing that all Parties and their respective agents have participated in the preparation of this Agreement.

11. Section Headings; References: Gender and Number. The titles of the Sections herein have been inserted as a matter of convenience and for reference only and shall not control or affect the meaning or construction of any of the terms or the provisions in the Section. Words of any gender used in this Agreement shall be deemed to include the other gender or the neuter, and words in the singular shall be deemed to include the plural and the plural to include the singular when the sense requires.

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12. Governing Law. This Agreement shall be construed under and governed by the internal laws of the State of Georgia.

13. Bankruptcy Court Jurisdiction. The Bankruptcy Court shall retain jurisdiction over the Parties for enforcement of this Agreement and any and all disputes, controversies, or claims regarding the interpretation, validity, construction or other issue relating to or concerning this Agreement. An action relating to, based upon, or arising from a breach of this Agreement shall be brought only in the Bankruptcy Court which shall retain jurisdiction over the subject matter and the Parties for this purpose.

IN WITNESS WHEREOF, the Parties have at their hands and seals, or their appropriate officer or agent has executed this Agreement, on the date first written above.

CDC Corporation

/s/ Joseph Stutz
By: Joseph Stutz
Its: General Counsel

/s/ Rajan Vaz
Rajan Vaz

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CERTIFICATE OF SERVICE

This is to certify that I have this day served a true and correct copy of the foregoing Motion upon all those parties listed below by electronic mail as shown:

David S. Weidenbaum

James H. Morawetz

Office of the United States Trustee

362 Richard B. Russell Building

75 Spring Street, S.W.

Atlanta, GA 30303

david.s.weidenbaum@usdoj.gov

jim.h.morawetz@usdoj.gov

C. Edward Dobbs

James S. Rankin

Joshua J. Lewis

Parker, Hudson, Rainer & Dobbs, LLP

1500 Marquis Two Tower

285 Peachtree Center Avenue, N.E.

Atlanta, GA 30303

jrankin@phrd.com

edobbs@phrd.com

jlewis@phrd.com

Timothy T. Brock

Aaron M. Zeisler

Abigail Snow

Satterlee Stephens Burke & Burke, LLP

230 Park Avenue, 11th Floor

New York, NY 10169

tbrock@ssbb.com

azeisler@ssbb.com

asnow@ssbb.com

Thomas J. Fleming

Olshan Grundman Frome Rosenzweig & Wolosky, LLP

Park Avenue Tower

65 East 55th Street

New York, NY 10022

tfleming@olshanlaw.com

Gus H. Small

Anna Mari Humnicky

Cohen Pollock Merlin & Small, P.C.

3350 Riverwood Parkway, Suite 1600

Atlanta, GA 30339

gsmall@cpmas.com

ahumnicky@cpmas.com

Alan Kolod

Alan E. Gamza

Abraham Y. Skoff

Moses & Singer, LLP

The Chrysler Building

405 Lexington Avenue

New York, NY 10174

akolod@mosessinger.com

agamza@mosessinger.com

askoff@mosessinger.com

J. Robert Williamson

John T. Sanders, IV

Scroggins & Williamson, P.C.

1500 Candler Building

127 Peachtree Street, N.E.

Atlanta, GA 30303

rwilliamson@swlawfirm.com

jsanders@swlawfirm.com

Bern Steves

California Business Law Office

19925 Stevens Creek Boulevard

Cupertino, CA 95014

paralegal@californiabizlaw.com

Jeffrey W. Kelley

J. David Dantzler, Jr.

Stephen S. Roach

Troutman Sanders, LLP

600 Peachtree Street, N.E., Suite 5200

Atlanta, GA 30308-2216

jeffrey.kelley@troutmansanders.com

david.dantzler@troutmansanders.com

stephen.roach@troutmansanders.com

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David W. Cranshaw

Morris, Manning & Martin, LLP

3343 Peachtree Road, N.E., Suite 1600

Atlanta, GA 30326

dwc@mmmlaw.com

Nicole L. Greenblatt

Alexandra P. Kolod

Kirkland & Ellis, LLP

601 Lexington Avenue

New York, NY 10022

ngreenblatt@kirkland.com

alexandra.kolod@kirkland.com

Stuart Casillas

Kirkland & Ellis, LLP

555 California Street

San Francisco, CA 94104

stuart.casillas@kirkland.com

Joseph D. Stutz, General Counsel

CDC Corporation

2002 Summit Boulevard, Suite 700

Atlanta, GA 30319

jstutz@cdcgs.com

Marcus A. Watson, Chief Restructuring Officer

CDC Corporation

c/o Finley, Colmer and Company

5565 Glenridge Connector, Suite 300

Atlanta, GA 30342

marc@finleycolmer.net

Raj Gulati

Broad Crossing, Inc.

6 Cornish Court

Dix Hills, NY 11746

rgulati@broadcrossing.com

Rajan Vaz

29 Rosenbrook Drive

Lincoln Park, NJ 07035

Rajan_vaz@yahoo.com

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Arthur J. Steinberg

King & Spalding, LLP

1185 Avenue of the Americas

New York, NY 10036

asteinberg@kslaw.com

Daniel P. Goldberg

Holwell Shuster & Goldberg, LLP

335 Madison Avenue, 9th Floor

New York, NY 10017

dgoldberg@hsgllp.com

Susan R. Sherrill-Beard

Senior Trial Counsel/Bankruptcy

U.S. Securities and Exchange Commission

Atlanta Regional Office

3475 Lenox Road, N.E., Suite 1000

Atlanta, GA 30326-1232

Sherrill-BeardS@sec.gov

Jesse H. Austin, III

Paul, Hastings, Janofsky & Walker LLP

600 Peachtree Street, N.E., Suite 2400

Atlanta, GA 30308

jessaustin@paulhastings.com

Scott B. Riddle

Suite 1530 Tower Place

3340 Peachtree Road, N.E.

Atlanta, GA 30326

sbriddle@mindspring.com

Henry F. Sewell, Jr.

David E. Gordon

McKenna Long & Aldridge LLP

303 Peachtree Street, Suite 5300

Atlanta, GA 30308

hsewell@mckennalong.com

dgordon@mckennalong.com

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Eric Lopez Schnabel

Robert W. Mallard

Jessica Mikhailevich

Dorsey & Whitney, LLP

51 W. 52nd Street

New York, NY 10019

schnabel.eric@dorsey.com

mallard.robert@dorsey.com

mikhailevich.jessica@dorsey.com

This 25th day of September, 2012.

/s/ William D. Matthews
William D. Matthews
Georgia Bar No. 470865
WDM@lcsenlaw.com

3343 Peachtree Road NE, Suite 550

Atlanta, GA 30326

(404) 262-7373

(404) 262-9911 (facsimile)

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